SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 10, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

10 March 2021

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 9 March 2021, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

1.       PARTIAL VESTING ON 9 MARCH 2021 OF 2020 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2020. One third of the Shares vested on 9 March 2021, a further third will vest on 9 March 2022 and the final third will vest on 9 March 2023. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to all individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Programme awards granted on 9 March 2020 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2021 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President Sports Medicine & ENT)	PDMR	£13.7794	5,572 (of which 2,480 were sold and 3,092 retained)	N/A Single Transaction	78,458.76313 ordinary shares (including 2,101.64550 in ADS')	0.00887%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	£13.7794	3,729 (of which 1,759 were sold and 1,970 retained)	N/A Single Transaction	41,926.19975 ordinary shares	0.00474%
Myra Eskes (President APAC Region)	PDMR	£13.7794	2,906 (of which 0 were sold and 2,906 retained)	N/A Single Transaction	11,540.94303 ordinary shares	0.00130%
Simon Fraser (President Advanced Wound Management)	PDMR	£13.7794	3,709 (of which 1,104 were sold and 2,605 retained)	N/A Single Transaction	4,583.79911 ordinary shares	0.00052%
Mark Gladwell (President Operations & GBS)	PDMR	£13.7794	5,276 (of which 2,489 were sold and 2,787 retained)	N/A Single Transaction	5,588.44339 ordinary shares	0.00063%
Melissa Guerdan (Chief Quality & Regulatory Affairs Officer)	PDMR	£13.7794	4,600 (of which 1,570 were sold and 3,030 retained)	N/A Single Transaction	5,581.42336 ordinary shares	0.00063%
Skip Kiil (President Orthopaedics)	PDMR	£13.7794	5,309 (of which 2,031 were sold and 3,278 retained)	N/A Single Transaction	7,071.53744 ordinary shares	0.00080%
Elga Lohler (Chief HR Officer)	PDMR	£13.7794	4,980 (of which 1,967 were sold and 3,013 retained)	N/A Single Transaction	101,554.00000 ordinary shares (including 3,105.00000 in ADS')	0.01148%
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	£13.7794	4,841 (of which 1,650 were sold and 3,191 retained)	N/A Single Transaction	75,891.23565 ordinary shares (including 5,818.25734 in ADS')	0.00858%
Vasant Padmanabhan (President Research & Development)	PDMR	£13.7794	4,822 (of which 1,637 were sold and 3,185 retained)	N/A Single Transaction	58,796.00000 ordinary shares	0.00664%
Susan Swabey (Company Secretary)	PDMR	£13.7794	1,673 (of which 790 were sold and 883 retained)	N/A Single Transaction	48,562.83952 ordinary shares	0.00549%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2.       PARTIAL VESTING ON 9 MARCH 2021 OF CONDITIONAL SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2020. One third of the shares vested on 9 March 2021, a further third will vest on 9 March 2022 and the final third will vest on 9 March 2023. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Conditional Share Award granted on 9 March 2020 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2021 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President Sports Medicine & ENT)	PDMR	£13.7794	6,546 (of which 2,914 were sold and 3,632 retained)	N/A Single Transaction	82,090.76313 ordinary shares (including 2,101.64550 in ADS')	0.00928%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	£13.7794	4,603 (of which 2,171 were sold and 2,432 retained)	N/A Single Transaction	44,358.19975 ordinary shares	0.00501%
Myra Eskes (President APAC Region)	PDMR	£13.7794	6,594 (of which 0 were sold and 6,594 retained)	N/A Single Transaction	18,134.94303 ordinary shares	0.00205%
Simon Fraser (President Advanced Wound Management)	PDMR	£13.7794	5,608 (of which 1,669 were sold and 3,939 retained)	N/A Single Transaction	8,522.79911 ordinary shares	0.00096%
Mark Gladwell (President Operations & GBS)	PDMR	£13.7794	6,197 (of which 2,923 were sold and 3,274 retained)	N/A Single Transaction	8,862.44339 ordinary shares	0.00100%
Melissa Guerdan (Chief Quality & Regulatory Affairs Officer)	PDMR	£13.7794	5,455 (of which 1,862 were sold and 3,593 retained)	N/A Single Transaction	9,174.42336 ordinary shares	0.00104%
Skip Kiil (President Orthopaedics)	PDMR	£13.7794	8,029 (of which 3,072 were sold and 4,957 retained)	N/A Single Transaction	12,028.53744 ordinary shares	0.00136%
Elga Lohler (Chief HR Officer)	PDMR	£13.7794	5,849 (of which 2,310 were sold and 3,539 retained)	N/A Single Transaction	105,093.00000 ordinary shares (including 3,105.00000 in ADS')	0.01188%
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	£13.7794	5,714 (of which 1,948 were sold and 3,766 retained)	N/A Single Transaction	79,657.23565 ordinary shares (including 5,818.25734 in ADS')	0.00900%
Vasant Padmanabhan (President Research & Development)	PDMR	£13.7794	5,610 (of which 1,904 were sold and 3,706 retained)	N/A Single Transaction	62,502.00000 ordinary shares	0.00706%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 10, 2021

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary